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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             DATED NOVEMBER 9, 1998

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                                   ILOG S.A.
                             9 rue du Verdun BP 85
                             94253 Gentilly, France

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Indicate by check mark whether the registrant files or will file annual reports under cover
                             Form 20-F or Form 40-F

                  Form 20-F  /X/                 Form 40-F  / /

  Indicate by check mark whether the registrant by furnishing the information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934

                      Yes  / /                      No  /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection
                              with Rule 12g3-2(b):

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                                   ILOG S.A.

                                    FORM 6-K

    ILOG S.A. (the "Company") reported its results for the three months ended September 30, 1998 in a press release dated October 22, 1998. Such press release is attached as EXHIBIT 99.1 hereto and is incorporated by reference herein.

                                 EXHIBIT INDEX

Exhibit      Press release, dated October 22, 1998, announcing the results of ILOG S.A. for
99.1         the three months ended September 30, 1998.
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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ILOG S.A.
                                          By:  /s/ ROGER FRIEDBERGER
                                          --------------------------------------
                                              Roger Friedberger
                                              CHIEF FINANCIAL OFFICER

Date: November 9, 1998